UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41927

SU Group Holdings Limited

(Exact name of registrant as specified in its charter)

7th Floor, The Rays
No. 71 Hung To Road, Kwun Tong
Kowloon, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated August 29, 2025 – SU Group Holdings Receives Nasdaq Notification Regarding Publicly Held Shares Deficiency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SU GROUP HOLDINGS LIMITED
(Registrant)

Date: August 29, 2025	By	/s/ Chan Ming Dave
Chan Ming Dave
Chief Executive Officer

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